# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880P104
Title of class of securities: Common Shares, without Par Value
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0000921895-25-000098
Filed by CIK 0001688522
Persons authorized to receive notices and communications: MR. DAVID L. KANEN, KANEN WEALTH MANAGEMENT, LLC, 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida (FL), 33073, 631-863-3100; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Philotimo Fund, LP (CIK 0001688522): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,223,511; sole dispositive power 0; shared dispositive power 1,223,511; aggregate amount beneficially owned 1,223,511 (2.8% of the class)
- Philotimo Focused Growth & Income Fund (CIK 0001962162): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,655,011; sole dispositive power 0; shared dispositive power 1,655,011; aggregate amount beneficially owned 1,655,011 (3.8% of the class)
- Kanen Wealth Management LLC (CIK 0001681614): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Florida (FL); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 2,965,741; sole dispositive power 0; shared dispositive power 2,965,741; aggregate amount beneficially owned 2,965,741 (6.9% of the class)
- Kanen David (CIK 0001681743): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 3,800; shared voting power 2,965,741; sole dispositive power 3,800; shared dispositive power 2,965,741; aggregate amount beneficially owned 2,969,541 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without Par Value
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,223,511 Shares beneficially owned by Philotimo is approximately $3,407,971, including brokerage commissions. The aggregate purchase price of the 1,655,011 Shares beneficially owned by PHLOX is approximately $4,604,846, including brokerage commissions. The aggregate purchase price of the 87,219 Shares held in the Managed Accounts is approximately $258,091, including brokerage commissions. The aggregate purchase price of the 3,800 Shares beneficially owned by Mr. Kanen is approximately $11,246, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 3, 2025, Mr. Kanen, KWM and Philotimo (collectively with their respective affiliates, the "Kanen Group") entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer regarding certain corporate governance matters. Pursuant to the terms of the Cooperation Agreement, during the Standstill Period (as defined below), the Issuer agreed to provide the Kanen Group with certain access rights, including, among other things, that, upon written request by the Kanen Group, either the Chairman of the Board or another non-executive director designee of the Board, selected by the Board in its sole discretion, shall meet with a representative from KWM to conduct quarterly meetings solely with respect to publicly available information, so long as the Kanen Group's beneficial ownership of the Shares meets or exceeds 3.5% of the Issuer's then issued and outstanding Shares.

Pursuant to the Agreement, Philotimo has withdrawn its notice submitted pursuant to Rule 14a-19 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in which Philotimo provided notice to the Issuer of its intent to solicit proxies for four director candidates at the Issuer's 2025 annual general meeting of shareholders (the "2025 Annual Meeting"), and the Kanen Group shall cease any and all solicitation and other activities in connection with the 2025 Annual Meeting.

During the Standstill Period, the Kanen Group shall vote all of the Shares and any other securities of the Issuer entitled to vote in the election of directors (as set forth in the Cooperation Agreement), beneficially owned by it, and/or over which the Kanen Group has control or direction, at each annual general or special meeting of the Issuer's shareholders in accordance with the Board's recommendations, subject to certain exceptions as set forth in the Cooperation Agreement.

The Kanen Group has also agreed to certain customary standstill provisions prohibiting it from, among other things, (a) soliciting proxies; (b) advising or knowingly encouraging any person with respect to the voting or disposition of any securities of the Issuer, subject to limited exceptions; and (c) taking actions to change or influence the Board, management or the direction of certain Issuer matters; in each case as further described in the Cooperation Agreement.

The Cooperation Agreement will terminate upon the expiration of the Standstill Period, which is the date of the Agreement until 11:59 p.m., Eastern Time, on the date that is thirty days prior to the earlier of (a) the deadline for the submission of the notice required pursuant to Rule 14a-19 of the Exchange Act for shareholder nominations of directors for the Issuer's 2026 annual general meeting of shareholders (the "2026 Annual Meeting") and (b) the deadline for the submission of the notice required pursuant to the Issuer's Articles for shareholder nominations of directors for the 2026 Annual Meeting.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 43,091,273 Shares outstanding as of February 7, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 10, 2025.

A. Philotimo

As of the close of business on March 4, 2025, Philotimo beneficially owned 1,223,511 Shares. Percentage: Approximately 2.8%

B. PHLOX

As of the close of business on March 4, 2025, PHLOX beneficially owned 1,655,011 Shares. Percentage: Approximately 3.8%

C. KWM

As of the close of business on March 4, 2025, KWM beneficially owned 2,965,741 Shares, consisting of (i) the 1,223,511 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 1,655,011 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 87,219 Shares held in the Managed Accounts. Percentage: Approximately 6.9%

D. Mr. Kanen

As of the close of business on March 4, 2025, Mr. Kanen may be deemed to beneficially own 2,969,541 Shares, consisting of (i) the 3,800 Shares owned directly by Mr. Kanen and (ii) the 2,965,741 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM. Percentage: Approximately 6.9%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Philotimo
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,223,511
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,223,511

B. PHLOX
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,655,011
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,655,011

C. KWM
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,965,741
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,965,741

D. Mr. Kanen
1. Sole power to vote or direct vote: 3,800
2. Shared power to vote or direct vote: 2,965,741
3. Sole power to dispose or direct the disposition: 3,800
4. Shared power to dispose or direct the disposition: 2,965,741
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

A. Philotimo
The transactions in the Shares by Philotimo since the filing of the Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

B. PHLOX
PHLOX has not entered into transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

C. KWM
KWM has not entered into transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

D. Mr. Kanen
Mr. Kanen has not entered into transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

KWM, in its role as investment manager to the Managed Accounts, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Managed Accounts.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated to read as follows:

On March 3, 2025, the Kanen Group entered into the Cooperation Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Cooperation Agreement by and among David L. Kanen, Kanen Wealth Management, LLC, Philotimo Fund, LP and Quipt Home Medical Corp., dated March 3, 2025 (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on March 4, 2025).

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (03/04/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment adviser (03/04/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (03/04/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (03/04/2025)